##################################################
Document Number: 1
File Name: itron13ga.txt
Type: SC 13G/A
Description:
##################################################
                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                                Amendment No: 1

                               Itron Inc
            ------------------------------------------------------------
                                  (Name of Issuer)


                           Common Stock
            ------------------------------------------------------------
                             (Title of Class of Securities)


                                465741106
                           -------------------------------
                                   (CUSIP Number)


                                  December 31, 2011
            ------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |X| Rule 13-d-1(b)
                 Rule 13-d-1(c)
                 Rule 13-d-1(d)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



            CUSIP No. 080555105                         Schedule 13G

                           1.    Name of Reporting Persons.
                                 I.R.S. Identification Nos. of above
                                 persons (entities only).
                                 Fairpointe Capital LLC 27-4469222
                                 -------------------------------------

                           2.    Check the Appropriate Box if a Member
                                 of a Group (See Instructions)
                                 N/A
                                 (a)  [    ]
                                 (b)  [    ]
                           3.    SEC use only_________________________
                           4.    Citizenship or Place of Organization
                                         Chicago, IL
                                     -------------------------
            Number of      5.    Sole Voting Power                        2,586,548.0
            Shares
            Beneficially
            Owned
            by Each        6.    Shared Voting Power                     40,737.0
            Reporting
            Person With:
                           7.    Sole Dispositive Power                   2,627,285.0

                           8.    Shared Dispositive Power                 0

                           9.    Aggregate Amount Beneficially Owned by   2,627,285.0
                                 Each Reporting Person
                           10.   Check if the Aggregate Amount in Row         None
                                 (9) Excludes Certain Shares (See
                                 Instructions)
                           11.   Percent of Class Represented by Amount    6.45
                                 in Row (9)
                           12.   Type of Reporting Person (See             IA
                                 Instructions)



       Item 1.

       (a)     Name of Issuer                           Itron Inc
                                                        ---------------------
       (b)     Address of Issuer's Principal            2111 N. Molter Road
               Executive Offices                        ---------------------
                                                        Liberty Lake, WA 99019
                                                        ---------------------

       Item 2.

            (a)  Name of Person Filing                  Fairpointe Capital LLC
                                                        ---------------------

            (b)  Address of Principal Business Office   1 N. Franklin Ste. 3300
                 or, if none, Residence                 Chicago, IL 60606
                                                        ---------------------

            (c)  Citizenship                            United States
                                                        ---------------------

            (d)  Title of Class of Securities           Common stock
                                                        ---------------------


            (e)  CUSIP Number                            465741106
                                                        ---------------------

       Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


          (a)      [  ] Broker or Dealer registered under Section 15 of the
                        Act (15 U.S.C. 78o).
          (b)      [  ] Bank as defined in section 3(a)(6) of the Act (15
                        U.S.C. 78c).
          (c)      [  ] Insurance Company as defined in section 3(a)(19) of
                        the Act (15 U.S.C. 78c).
          (d)      [  ] Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e)      [X ] An investment adviser registered under
                        Section 240.13d-1(b)(1)(ii)(E);
          (f)      [  ] An employee benefit plan or endowment fund in
                        accordance with Section 240.13d-1(b)(1)(ii)(F);
          (g)      [  ] A parent holding company or control person in
                        accordance with Section 240.13d-1(b)(1)(ii)(G);
          (h)      [  ] A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i)      [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j)      [  ] Group, in accordance with Section 240.13d-
                        1(b)(1)(ii)(J).


       Item 4.  Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
       Item 1.

       (a)   Amount beneficially owned    2,627,285.0
                                          -----------------
       (b)   Percent of class             6.45%
                                          -----

       (c)   Number of shares as to which the person has:


             (i)    Sole power to vote or to direct the vote      2,586,548.0
                                                                  -----------
             (ii)   Shared power to vote or to direct the vote    40,737.0
                                                                  -----------
             (iii)  Sole power to dispose or to direct the        2,627,285.0
                    disposition of                                -----------

             (iv)   Shared power to dispose or to direct the      0
                    disposition of                                -----------



       Item 5.  Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

       Item 6.  Ownership of More than Five Percent on Behalf of Another
                Person

           If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

       Item 7.   Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent Holding Company


            If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

       Item 8.  Identification and Classification of Members of the Group


            If a group has filed this schedule pursuant to Section 240.13d-
       1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-
       1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

       Item 9.  Notice of Dissolution of Group


            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
       Item 5.

       Item 10.  Certification

            (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
           	 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above
		were acquired and are held in the ordinary course of business and were not acquired and are not held
		for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
		and were not acquired and are not held in connection with or as a participant in any transaction having
		that purpose or effect.
	    (b) N/A
                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 17, 2012
                                        _____________________________
                                                    Date


                                            Michelle Katauskas
                                        _____________________________
                                           Chief Compliance Officier

